Mail Stop 6010

August 22, 2006

Gregory Witchel
Chief Executive Officer
DiaSys Corporation
81 West Main Street
Waterbury, CT 06702

      Re: **DiaSys Corporation**
              Response letter submitted on August 7, 2006
              File No. 1-16285

Dear Mr. Witchel:

We have reviewed your response letter and your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 1 to Form 10-KSB for the fiscal year ended June 30, 2005

Item 1. Description of Business, page 2

1.   Please refer to prior comment 1. Please tell us the page numbers and the filing date of the Form 10-KSB that you believe includes the complete disclosures regarding the change in control, including clear disclosure of the relationships between the parties.

2.   We reissue prior comment 2 which sought a marked copy of your Form 10-KSB that (1) identifies the exhibit number of each agreement you cite in the text and (2) explains the reason for each deletion of disclosure about an agreement since the original filing of your Form 10-KSB.

3.   Your response to prior comment 3 that you do not believe that "any subsequent events affected the significance of previous material announcements in the context that they were made" is not consistent with your April 7, 2006 response 4 that "In some cases, the subject matter of the prior announcements has been superseded in importance by subsequent events." Material developments during the applicable period should be disclosed in your Form 10-KSB. If "subsequent

events" affect the significance of previous material announcements, you also should explain those subsequent events and how they affected previous developments.

Strategic Relationships, page 5

4.   Please expand your response to prior comment 4. Your response does not include your analysis of the materiality of the agreements with Hua-Sin Science Co. Ltd. nor do you have any specific reference to your public announcements regarding the size of the agreements. Please provide us with such an analysis and specific references.

Recent Issuances of Unregistered Securities, page 14

5.   Please refer to prior comment 6. Please provide the disclosure required by Item 701 of Regulation S-B concerning the issuance of the shares to Icon Investors.

6.   Please expand your response to prior comment 8 to cite with specificity the authority on which you base your conclusion that the October 14, 2005 agreement with investors need not be filed. Otherwise, please file the agreement as an exhibit.

Item 8A Controls and Procedures, page 20

7.   It is unclear how your response to prior comment 10 addresses our concern that it is inappropriate to retroactively change management's previously disclosed conclusions concerning effectiveness. Please advise or revise.

8.   We note your response to prior comment 11. However, addressing the issue in future filings does not address our concern about disclosure regarding changes in each of the periods cited in the comment. Therefore, please amend your prior filings as requested, and include all revisions that your August 7, 2006 letter says will be made in future filings.

 Item 12. Certain Relationships and Related Transactions, page 25

9.   Please refer to prior comment 13. Please tell us which prior filings included all required disclosure under this Item for each transaction mentioned in the comment.

10.   We note your response to comment 14; however, your disclosure should be clear in context without requiring investors to know the contents of your other documents to understand the meaning your current disclosure. Therefore, we reissue the comment which requested that you disclose the purpose and terms of

the July 14, 2004 Settlement Agreement and General Release that you cite
without explanation in this section.

Section 16(a) Beneficial Ownership Reporting Compliance, page 21

11.   Please refer to prior comment 16. Please provide us with a table that supports
your belief that transactions by your officers and directors have been reported.
The table should include the transactions discussed on pages 21 and 22 and the
transactions with your officers and directors where you have filed as exhibits the
agreements with such parties.

Signatures

12.   We note your response to prior comment 22; however, you should file a corrected
Form 10-KSB which indicates below *the second paragraph* required on the
Signatures page who is signing in the capacity of principal executive officer,
principal financial officer and controller or principal accounting officer. Please
see General Instruction C of Form 10-KSB. The corrected Form 10-KSB should
restate the filing in its entirety, including all changes that you mention in your
August 7, 2006 letter as to be addressed in future filings.

Form 10-QSB for the fiscal quarter ended September 30, 2005

Recent Sales of Unregistered Securities, page 11

13.   Please refer to prior comment 23. Please confirm your understanding of the effect
of the failure to file Form 8-K on your eligibility to use short-form registration
statements.

14.   Please refer to prior comment 24. Please tell us when you filed the Form 8-K for
the warrant sales mentioned in the first paragraph on page 8.

Form 10-QSB for the fiscal quarter ended December 31, 2005

15.   Please expand your response to prior comments 27 and 28 to cite with specificity
the authority on which you rely to conclude that the exhibits need not be filed.
Address in your analysis the relationships between the parties, the extent to which
your business relies on the agreements, and, as applicable, the amount of revenue
and margin represented by the agreement relative to your historic revenue and
margins.

Form 10-QSB for the fiscal quarter ended March 31, 2006

16.   Please file as exhibits your March 28, 2006 agreement and your April 10, 2006
agreement. We note the disclosure on pages 9 and 10. Also, discuss the material
terms of the agreements.

17.   Please ensure that the substance of your response to prior comment 29 is clear
        from context when you refer "completion of product registrations." Also ensure
        that your disclosure makes clear extent to which product registration is an
        obstacle, including, as applicable, a description of the steps required to complete
        the registration.

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendment and responses to our comments.

        You may contact Gary Todd at (202) 551-3605 if you have questions regarding
comments on the financial statements and related matters. Please contact Tom Jones at
(202) 551-3602 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc: (via fax): Richard T. Keppelman